Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 13, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited (the “Company”) issued an announcement and a notice on November 13, 2006, copies of which are attached as Exhibits 99.1 and Exhibit 99.2 hereto. Neither the attached announcement nor the attached notice is an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The Company does not intend to make a public offering or register any part of the proposed issuance of A Shares (as defined in the attached announcement) in the United States.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated November 10, 2006

99.2	Notice, dated November 13, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited (Registrant)

	By:	/s/ Wu Yan
(Signature)

November 13, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

ANNOUNCEMENT REGARDING EMPLOYEE SHARE INCENTIVE PLAN BASED ON A SHARES AND NOMINATION OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR

A Board meeting of the Company was held on 10 November, 2006 to review and approve the following:

•	Adoption of the Employee Share Incentive Plan and submission of the Employee Share Incentive Plan to a general meeting for consideration and approval by shareholders; and for authorization to the Board to make appropriate and necessary amendments to the Employee Share Incentive Plan in accordance with the relevant laws and regulations, the rules of the countries in which the shares of the Company are listed and the replies and comments of relevant regulatory authorities; and

•	Nomination of Mr. Ngai Wai Fung as an independent non-executive director of the Company.

The Employee Share Incentive Plan is an incentive plan based on the A Shares proposed to be issued by the Company. It is pending the approval by the relevant governmental authority. The content of the Employee Share Incentive Plan, as approved by the relevant governmental authority, will be definitive.

The above matters will be submitted to an extraordinary general meeting for consideration and approval by shareholders of the Company and will become effective subject to the approval of relevant governmental authorities and shareholders at the extraordinary general meeting of the Company to be held. Key terms of the Employee Share Incentive Plan and the biographical details of Mr. Ngai Wai Fung are set out in the notice of the third extraordinary general meeting 2006 of the Company.

EMPLOYEE SHARE INCENTIVE PLAN

A Board meeting of the Company was held on 10 November, 2006 to review and approve the adoption of the Employee Share Incentive Plan. The Employee Share Incentive Plan is an incentive plan based on the A Shares proposed to be issued by the Company. Its purpose is to improve the incentive mechanism of the Company, to fully encourage its employees to be more proactive and productive, and to retain and attract high calibre potential employees. The Employee Share Incentive Plan is formulated in accordance with the requirements of relevant PRC laws and regulations and regulatory documents, and will become effective subject to the approval of relevant governmental authorities and shareholders at the extraordinary general meeting of the Company to be held. The content of the Employee Share Incentive Plan, as approved by the relevant governmental authority, will be definitive. The Employee Share Incentive Plan will only involve purchase of existing A Shares (through secondary market or share transfer by shareholders) by a trustee appointed for the purpose, independent of the Company and its connected persons (and the trustee will not act on the instructions of such connected persons).

The Board resolved to submit the Employee Share Incentive Plan to shareholders in general meeting for consideration and approval, and to propose to shareholders in the general meeting to authorize the Board to make appropriate and necessary amendments to the Employee Share Incentive Plan in accordance with the relevant laws and regulations, the rules of the countries in which the shares of the Company are listed and the replies and comments of relevant regulatory authorities.

The interpretation of the Employee Share Incentive Plan rests with the Board who is also empowered to amend the plan pursuant to authorization of shareholders in a general meeting.

Key terms of the Employee Share Incentive Plan are set out in the notice of the third extraordinary general meeting 2006 of the Company.

NOMINATION OF MR. NGAI WAI FUNG AS AN INDEPENDENT NON-EXECUTIVE DIRECTOR

At the same Board meeting, the Company nominated Mr. Ngai Wai Fung as an independent non-executive director of the Company. The resolution is subject to shareholders’ approval at the third extraordinary general meeting 2006 of the Company.

Mr. Ngai’s biographical details are set out in the notice of the third extraordinary general meeting 2006 of the Company.

DEFINITIONS

“A Shares”	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for or credited as fully paid up in Renminbi, and are proposed to be listed on the Shanghai Stock Exchange (for details, please refer to the Company’s circular dated 1 September 2006);
“Board”	the board of Directors of the Company;
“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC and the H shares of which are listed on the Stock Exchange;
“connected persons”	has the meaning ascribed to it under the Listing Rules;
“Directors”	the directors of the Company;
“Employee Share Incentive Plan”	the employee share incentive plan (draft) adopted by the Board at its meeting held on 10 November 2006;
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
“PRC”	the People’s Republic of China, but for the purpose of this announcement only excludes Hong Kong, Macau Special Administrative Region and Taiwan; and
“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

By order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the executive directors of the Board of the Company are Mr. Yang Chao, Mr. Wu Yan and Mr. Wan Feng, the non-executive directors of the Company are Mr. Shi Guoqing and Ms. Zhuang Zuojin, and the independent non-executive directors of the Company are Mr. Long Yongtu, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Chau Tak Hay and Mr. Cai Rang.

Hong Kong, 10 November, 2006

EXHIBIT 99.2

NOTICE OF THIRD EXTRAORDINARY GENERAL MEETING 2006

NOTICE IS HEREBY GIVEN that the third extraordinary general meeting (“EGM”) of China Life Insurance Company Limited (“the Company”) will be held at International Conference Hall, 4F Yunnan Greenland Hotel, No. 80 Tuodong Road, Kunming, Yunnan, China on Friday, 29 December, 2006 at 9:00 a.m. to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the announcement of the Company dated 10 November 2006 (“the Announcement”):

ORDINARY RESOLUTIONS

1.	“THAT, the Employee Share Incentive Plan (Draft) of China Life Insurance Company Limited (“Employee Share Incentive Plan”) be and is hereby approved and the Board of Directors of the Company be and is hereby authorized to make appropriate and necessary amendments to the Employee Share Incentive Plan in accordance with the relevant laws and regulations, the rules of the countries in which the shares of the Company are listed and the replies and comments of relevant regulatory authorities.”

The Employee Share Incentive Plan is an incentive plan based on the A Shares proposed to be issued by the Company. It is pending the approval by the relevant governmental authority. The content of the Employee Share Incentive Plan, as approved by the relevant governmental authority, will be definitive.

2.	“THAT, Mr. Ngai Wai Fung be and is hereby elected as an Independent Non-Executive Director of the Company.”

Biography of Mr. Ngai Wai Fung:

Mr. Ngai Wai Fung, aged 44, is an Associate Director and Head of Listing Services of KCS Limited, a Non-executive Chairman of Top Orient Group, an Independent Non-Executive Director of China Chief Cable TV Group Limited and a Vice President of The Hong Kong Institute of Chartered Secretaries. Mr. Ngai has over 18 years of senior management experience in the areas of finance, accounting, internal control and regulatory compliance. Mr. Ngai had also worked in various key positions in a number of listed companies including the Company Secretary of China Unicom Limited from 2001 to 2003, an Executive Director, the Company Secretary and the Chief Financial Officer of Oriental Union Holdings Limited from 1999 to 2001 and the Company Secretary of COSCO International Holdings Limited, from 1997 to 1999. Mr. Ngai has been involving in the financial and accounting management and internal control issues of listed companies in capacities of chief financial officer, executive director, company secretary and external expert, and is familiar with the listing rules of stock exchanges in China, Hong Kong and New York and the Sarbanes-Oxley Act. Mr. Ngai is a fellow member of the Hong Kong

Institute of Chartered Secretaries and Institute of Chartered Secretaries and Administrators, a member of the Hong Kong Institute of Directors and a member of the Hong Kong Securities Institute. Mr. Ngai holds the degrees of a Master in Corporate Finance from the Hong Kong Polytechnic University, a Master of Business Administration from Andrews University of Michigan, the United States and a Bachelor of Laws (with Honours) from the University of Wolverhampton, England.

Mr. Ngai has no relationship with other directors, supervisors, senior management or substantial or controlling shareholders of the Company, and except the holding of 2,000 shares in the Company, he has no interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Other than those disclosed above, Mr. Ngai did not hold any directorship in other listed public companies in the last three years. Mr. Ngai’s term of office is 3 years. There is no service contract entered into between the Company and Mr. Ngai. Mr. Ngai will be entitled to an annual director fee to be determined by the Board with reference to his responsibilities. Other than those disclosed above, there is no other matters that need to be disclosed in accordance with Rule 13.51 (2) of the Listing Rules, or brought to the attention of the shareholders of the Company in connection with the election of Mr. Ngai as an Independent Non-executive Director.

By order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, the PRC

13 November, 2006

Notes:

1.	Employee Share Incentive Plan (Draft) of the Company

The purpose of Employee Share Incentive Plan is to improve the incentive mechanism of the Company, to fully encourage its employees to be more proactive and productive, and to retain and attract high calibre potential employees. It is formulated by the management of the Company under the authorization of the Board in accordance with the relevant PRC laws and regulations, the Articles of Association of the Company and its provisions with regard to the administration of remuneration. The Employee Share Incentive Plan is an incentive plan based on the A Shares proposed to be issued by the Company. It is pending the approval by the relevant governmental authority. The content of the Employee Share Incentive Plan, as approved by the relevant governmental authority, will be definitive.

Key terms of the Employee Share Incentive Plan (Draft) are as follows:

1.	Definition of the Employee Share Incentive Plan

The Employee Share Incentive Plan is a form of long-term incentive based on the A Shares proposed to be issued by the Company.

2.	Form of the Employee Share Incentive Plan

The form of the Employee Share Incentive Plan is a combination of subscription by grantees of the Company’s shares on a voluntary basis and award of incentive shares by the Company on a conditional basis. This means that grantees have the right to subscribe a certain number of the Company’s shares on a voluntary basis and are entitled to incentive shares that are purchased with the use of any incentive funds contributed by the Company, and the grantees shall at the same time perform the corresponding obligations.

3.	Term of the Employee Share Incentive Plan

The Employee Share Incentive Plan shall have a term of 10 years from the date on which it is approved by shareholders in general meeting of the Company.

4.	Grantees

The grantees of the Employee Share Incentive Plan shall include:

(1)	the Directors and senior management of the Company (excluding external directors);

(2)	present employees who are key management at above certain level and have direct influence on the overall performance and continuous development of the Company;

(3)	any excellent employees and other staff with outstanding performance, to whom the Company thinks should be given incentives

In accordance with the Interim Measures on Implementation of Share Incentive by State-owned Listed Companies (Domestic), an external director refers to a director nominated and recommended, in accordance with law, by shareholders of a state-owned holding company and who is not an employee of the company at which he or she is appointed as an external director or an employee of its holding company (being an outsider who is not an employee of the Company or its holding company). An external director includes an independent director.

5.	Source of Funds

Shares will be funded by the voluntary contributions to be made by grantees and the incentive funds to be contributed by the Company. The voluntary contribution of a grantee shall be 10% of his or her salary of the previous year.

6.	Contribution of Incentive Funds

(1)	The incentive funds to be contributed by the Company will be calculated at a certain percentage of the lower of the increments in net profit calculated under the PRC accounting policies and the accounting policies of the place in which the shares of the Company are listed outside of the PRC respectively, of the year when the contribution is made.

(2)	The amount of incentive funds to be contributed annually by the Company shall not exceed 10% of the lower of the net profit calculated under the PRC accounting policies and the accounting policies of the place in which the shares of the Company are listed outside of the PRC, respectively, of that year.

7.	Source of shares

Shares will be acquired by trustee(s) appointed by the Company or any entity permitted by the relevant PRC laws and regulations through secondary market, share transfer by shareholders, or other ways permitted by the relevant PRC laws and regulations.

8.	Number of shares

Shares to be granted in aggregate under the Employee Share Incentive Plan shall not exceed 10% of the total share capital of the Company, with the first grant of shares not exceeding 0.5% of the total share capital of the Company.

Unless approved by shareholders in general meeting by special resolution, the total amount of shares in aggregate to be granted to a grantee under the Employee Share Incentive Plan shall not exceed 1% of the total share capital of the Company.

9.	Allocation of Shares

(1)	Manner of allocation of shares subscribed by a grantee on a voluntary basis: number of shares subscribed = (voluntary contribution of the grantee less any transaction cost )/the average purchase price for each share at the relevant period.

(2)	Manner of allocation of the incentive shares of the Company to a grantee: only those grantees who subscribe shares on a voluntary basis for the relevant year shall be entitled to be allocated with incentive shares of the Company in a manner to be determined by the Nomination and Remuneration Committee of the Board based on its assessment of such grantees, subject to approval by the Board.

10.	Lock-up Period

All the shares allocated to a grantee shall be subject to a lock-up period of 3 years. Upon expiry of the lock-up period any grantee selling his or her shares during employment with the Company shall comply with applicable PRC laws and regulations, and the Articles of Association of the Company. If a grantee leaves the employment with the Company, a grantee who is the head of a provincial branch company or head of a department or above of the Headquarters may not sell his or her shares within six months after he or she leaves the employment with the Company.

11.	Implementation and Administration of the plan

If any of the following circumstances occurs, the Employee Share Incentive Plan will not be implemented in the relevant year: (1) where the participation rate of grantees who subscribe the shares voluntarily is lower than 40%; (2) the Company fails to reach the target performance requirements fixed at the shareholders meeting; (3) where material objections have been raised by the state-owned assets supervisory and administrative authority, the supervisory committee or the audit institutions in respect of the business results or annual financial and accounting report of the Company; (4) the Company has any material irregularity in the most recent accounting year and is penalized by any securities regulatory authorities or other relevant authorities; or (5) in any other circumstance as determined by the Board.

The interpretation of the Employee Share Incentive Plan rests with the Board who is also empowered to amend the plan pursuant to authorization of shareholders in general meeting.

2.	Eligibility for attending the EGM

Holders of H Shares of the Company whose names appear on the register of members of the Company kept at the Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, and holder of Domestic Shares whose name appears on the domestic shares register maintained by the Company at the close of business of Wednesday, 29 November, 2006 are entitled to attend and vote the EGM.

To qualify for attendance and vote at the EGM to be held on Friday, 29 December, 2006, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited of Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 28 November, 2006.

3.	Proxy

(1)	Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a Shareholder. Any Shareholder who wishes to appoint a proxy should read the Announcement and this notice.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the EGM. To be valid, for holders of H Shares, the above documents must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited, within the same period (form of proxy for use at the EGM has been attached herewith).

(3)	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4.	Registration procedures for attending the EGM

(1)	A Shareholder or his proxy should produce proof of identity when attending the EGM. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the Board or other governing body of such Shareholder appointing such legal representative to attend the meeting.

(2)	Shareholders intending to attend the EGM in person or by their proxies should return the reply slip personally, by post or by facsimile for attending the EGM to the registered office of the Company on or before Friday, 8 December, 2006.

5.	Closure of Register of Members

The register of members of the Company will be closed for transfers of H Shares from Wednesday, 29 November, 2006 to Friday, 29 December, 2006 (both dates inclusive).

6.	Procedures for demanding poll by Shareholders

Under the Articles of Association, a resolution at a Shareholders’ general meeting shall be decided on a show of hands unless a poll is (before or after the show of hands) demanded by: (i) the chairman of the meeting; (ii) at least two Shareholders present in person or by proxy entitled to vote at the meeting; or (iii) any Shareholder or Shareholders present in person or by proxy and representing more than (or equal to) one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting.

Unless a poll is demanded, the chairman of the meeting will announce the results of the passing of a resolution according to the show of hands, which will be recorded in the minutes of the meeting and treated as conclusive evidence without the need to prove the number or the proportion of votes for or against the resolution passed. A request to vote by poll may be withdrawn by the person who made such request.

7.	Miscellaneous

(1)	The EGM is expected to be held for less than half a day. Shareholders who attend the meeting shall bear their own travelling and accommodation expenses.

(2)	The registered office of the Company is: Level 23, 16 Chaowai Avenue, Chaoyang District, Beijing, The People’s Republic of China

Postal code:	100020
Contact office:	Board Secretariat
Telephone No.:	86(10) 8565 9606
86(10) 8565 9527
Facsimile No.:	86(10) 8525 2210

As at the date of this announcement, the executive directors of the Company are Mr. Yang Chao, Mr. Wu Yan and Mr. Wan Feng; the non-executive directors of the Company are Mr. Shi Guoqing and Ms. Zhuang Zuojin; the independent non-executive directors of the Company are Mr. Long Yongtu, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Chau Tak Hay and Mr. Cai Rang.